EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2001	2000	2001	2000

Net sales	$575,570	$542,780	$1,734,534	$1,592,728

Costs and expenses:
Cost of products sold	458,000	433,904	1,377,453	1,262,234
Selling, general, and administrative expenses	47,476	46,020	156,514	144,788
Research and development	3,042	2,374	8,230	7,398
Interest expense	7,017	8,178	25,942	20,284
Other costs, net	1,298	198	1,862	922
Minority interest in net income	176	141	396	344

Income before income taxes	58,561	51,965	164,137	156,758

Provision for income taxes	22,500	19,800	62,900	59,600

Net income	$36,061	$32,165	$101,237	$97,158

Basic earnings per share of common stock	$.68	$.61	$1.92	$1.82

Diluted earnings per share of common stock	$.68	$.60	$1.91	$1.81

Cash dividends paid per share of common stock	$.25	$.24	$.75	$.72

Weighted-averaged common shares and
common stock equivalents outstanding	53,203	53,643	53,028	53,649

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	September 30,	December 31,
ASSETS	2001	2000

Cash	$34,210	$28,910
Accounts receivable - net	301,430	301,974
Inventories	276,834	274,323
Prepaid expenses and deferred charges	30,783	34,752
Total current assets	643,257	639,959

Property and equipment, net	858,236	825,754

Goodwill	330,378	297,898
Intangible assets, deferred charges, and other assets	145,448	125,032
Total	475,826	422,930

TOTAL ASSETS	$1,977,319	$1,888,643

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt	$1,270	$227,459
Short-term borrowings	4,203	7,353
Accounts payable	194,237	207,115
Accrued salaries and wages	41,361	43,661
Accrued income and other taxes	35,190	9,509
Total current liabilities	276,261	495,097

Long-term debt, less current portion	663,386	437,952
Deferred taxes	118,677	103,621
Other liabilities and deferred credits	61,098	51,646
Total liabilities	1,119,422	1,088,316

Minority interest	1,977	1,570
Stockholders' equity:
Common stock issued and outstanding (61,195,954 and 60,972,802 shares)	6,119	6,097
Capital in excess of par value	242,335	237,100
Retained earnings	916,129	854,506
Other comprehensive loss	(58,346)	(49,855)
Common stock held in treasury at cost (8,400,388 and 8,370,388 shares)	(250,317)	(249,091)
Total stockholders' equity	855,920	798,757

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,977,319	$1,888,643

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2001	2000
Cash flows from operating activities
Net income	$101,237	$97,158
Non-cash items:
Depreciation and amortization	94,774	79,985
Minority interest in net income	396	344
Deferred income taxes, non-current portion	6,871	3,618
Losses of unconsolidated affiliated companies	2,599	1,742
Tax benefits related to stock incentive programs	1,400	841
Loss (gain) on sale of property and equipment	492	(7)
Changes in working capital, net of effects of acquisitions and dispositions	21,253	(30,967)
Net change in deferred charges and credits	(4,672)	(2,015)

Net cash provided by operating activities	224,350	150,699

Cash flows from investing activities
Additions to property and equipment	(91,573)	(74,292)
Business acquisitions	(72,614)	(294,103)
Proceeds from sale of property and equipment	636	402
Other		36

Net cash used in investing activities	(163,551)	(367,957)

Cash flows from financing activities
Change in long-term debt excluding debt assumed in business acquisitions	215,044	128,635
Change in short-term debt	(229,287)	165,095
Cash dividends paid	(39,614)	(38,377)
Subsidiary dividends to minority stockholders		(51)
Common stock purchased for the treasury	(1,226)	(25,065)
Stock incentive programs	(1,400)	(841)

Net cash (used) provided by financing activities	(56,483)	229,396
Effect of exchange rates on cash	984	(2,818)
Net increase in cash	$5,300	$9,320
Cash balance at beginning of year	28,910	18,187
Cash balance at end of period	$34,210	$27,507

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

				Accumulated Other Comprehensive Income (Loss)
		Capital In Excess Of Par Value			Common Stock Held In Treasury	Total Stockholders Equity
(dollars in thousands, except per share amounts)	Common Stock		Retained Earnings

Balance at December 31, 1998	$5,906	$181,908	$708,362	$(6,116)	$(202,206)	$687,854

Net income for 1999			114,775			114,775
Translation adjustment for 1999				(24,353)		(24,353)
Pension liability adjustment, net of $(536) tax benefit				(175)		(175)
Total comprehensive income						90,247
Cash dividends paid on common stock $.92 per share			(48,126)			(48,126)
Stock incentive programs and related tax effects	4	49				53
Purchase of 122,599 shares of common stock					(4,133)	(4,133)

Balance at December 31, 1999	5,910	181,957	775,011	(30,644)	(206,339)	725,895

Net income for 2000			130,602			130,602
Translation adjustment for 2000				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued in
acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)

Balance at December 31, 2000	6,097	237,100	854,506	(49,855)	(249,091)	798,757

Net income for first nine months of 2001			101,237			101,237
Translation adjustment for the first nine months of 2001				(8,491)		(8,491)
Total comprehensive income*						92,746
Cash dividends paid on common stock, $.75 per share			(39,614)			(39,614)
Stock incentive programs and related tax effects	22	5,235				5,257
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at September 30, 2001	$6,119	$242,335	$916,129	$(58,346)	$(250,317)	$855,920

*Total comprehensive income for the third quarters of 2001 and 2000 was $37,219 and $27,258, respectively, and was $85,109 for the first nine months of 2000.

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

                The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

                During 2000, the Financial Accounting Standards Board (FASB) through its Emerging Issues Task Force (EITF) reached a consensus that amounts billed for shipping and handling should be included in revenue and costs incurred by the seller for shipping and handling should be classified as cost of products sold.  Accordingly, net sales and cost of products sold have been restated.  Previously, the Company had recorded both revenue and costs of shipping and handling in net sales.

                For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2000.

Note 2 - New Accounting Pronouncements

                In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”.  SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001.  SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, and any business combination initiated after June 30, 2001.  In January of 2002, the Company will adopt the reporting requirements of SFAS No. 142 and has applied its requirements to the purchase of Duralam, Inc. which was accomplished September 7, 2001.  Based upon the Company’s current understanding of the standard and a preliminary assessment of recorded goodwill and intangible assets, had the standard been in effect January 1, 2001, the Company estimates that the full year 2001 impact would have been approximately $0.16 of additional diluted earnings per share.

                Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138.  This new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.  The effect of adopting this standard was not material to the Company’s consolidated financial statements.  Upon adoption, the Company recorded the immaterial impact as interest expense.

Note 3 - Interest Rate Swap Transaction

                During the third quarter 2001, to obtain greater access to short-term floating-rate debt, while minimizing refinancing risk through the issuance of long-term, fixed-rate debt, the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million.  These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s $350.0 million fixed rate long-term debt obligations ($100.0 million, 6.7 percent debt due July 1, 2005, and $250.0 million, 6.5 percent debt due August 15, 2008).  Counterparties to these agreements are major financial institutions who also participate in the Company’s bank credit facilities.  Credit loss from counterparty non-performance is not anticipated.

                Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term debt which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate, set in arrears, (LIBOR) plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date.  Currently, the Company is “in-the-money” and has recorded the net settlement receivable as a reduction in interest expense.

                The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and simplify the computations necessary to make the accounting entries.  At September 30, 2001, the fair value of these interest rate swaps, $10.5 million as determined by the respective financial institutions using discounted cash flow or other appropriate methodologies, is included with intangible assets, deferred charges, and other assets with a corresponding increase in long-term debt.

Note 4 - Acquisition of Duralam, Inc.

                On September 7, 2001, the Company purchased all outstanding stock of Duralam, Inc., which had annual sales of approximately $55.0 million, for a cash purchase price of approximately $69.0 million.  Duralam manufactures films for packaging meat, cheese, candy, and other food products at facilities in Appleton and Neenah, Wisconsin.  The total cash purchase price has been accounted for under the purchase method of accounting with preliminary entries reflecting the provision of SFAS No. 141 and SFAS No. 142 regarding such acquisitions initiated after June 30, 2001.  Results of operations subsequent to September 7, 2001, are included in these financial statements.

Note 5 - Segments of Business

                The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended September 30,		Nine Months Ended September 30,

Business Segments (in millions)	2001	2000	2001	2000

Net Sales to Unaffiliated Customers:
Flexible Packaging	$456.7	$420.6	$1,365.2	$1,214.9
Pressure Sensitive Materials	118.9	122.2	369.4	377.9

Intersegment Sales:
Flexible Packaging			(0.1)	(0.1)
Pressure Sensitive Materials
Total	$575.6	$542.8	$1,734.5	$1,592.7

Operating Profit and Pretax Profit:
Flexible Packaging	$70.1	$53.9	$204.2	$158.4
Pressure Sensitive Materials	2.1	6.8	6.5	32.3
Total operating profit	72.2	60.7	210.7	190.7

General corporate expenses	(6.4)	(0.4)	(20.3)	(13.3)
Interest expense	(7.0)	(8.2)	(25.9)	(20.3)
Minority interest in net income	(0.2)	(0.1)	(0.4)	(0.3)
Income before income taxes	$58.6	$52.0	$164.1	$156.8

Identifiable Assets:
Flexible Packaging			$1,549.1	$1,472.4
Pressure Sensitive Materials			354.3	360.0
Total identifiable assets			1,903.4	1,832.4
Corporate assets			73.9	46.9
Total			$1,977.3	$1,879.3

Note 6 - Inventories

                The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	September 30,	December 31,
(in thousands)	2001	2000

Raw materials and supplies	$82,006	$84,867
Work in process and finished goods	194,828	189,456

Total inventories	$276,834	$274,323

Note 7 - Taxes Based On Income

                The Company's 2001 effective tax rate of 38% differs from the federal statutory rate of 35% primarily due to state and local income taxes.

Note 8 - Earnings Per Share Computations

	Three Months Ended September 30,		Nine Months Ended September 30,

	2001	2000	2001	2000

Income available to common stockholders (numerator)	$36,061,000	$32,165,000	$101,237,000	$97,158,000
Weighted-average common shares outstanding (denominator)	52,821,001	53,141,641	52,812,044	53,251,519
Basic earnings per share of common stock	$0.68	$0.61	$1.92	$1.82
Dilutive effects of stock option and stock awards, net of windfall tax benefits	381,976	501,668	215,896	397,010
Weighted-average common shares and common stock equivalents outstanding (denominator)	53,202,977	53,643,309	53,027,940	53,648,529
Diluted earnings per share of common stock	$0.68	$0.60	$1.91	$1.81

                Certain options outstanding at September 30, 2001 and 2000, (155,000 shares and 625,199 shares, respectively) were not included in the computation of diluted earnings per share because they would not have had a dilutive effect.